Filed by: Amtech Systems, Inc. (File No. 000-11412)
Pursuant to Rule 425 under the Securities Act of 1933
(deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934)
Subject Company: BTU International, Inc. (File No. 000-17297)

Amtech Reports Fourth Quarter and Fiscal 2014 Results

TEMPE, Ariz., November 20, 2014 /PRNewswire/ -- Amtech Systems, Inc. (NASDAQ: ASYS), a global supplier of production and automation systems and related supplies for the manufacture of solar cells, semiconductors, and sapphire and silicon wafers, today reported results for its fourth quarter and fiscal year ended September 30, 2014.

Fourth Quarter 2014 Operational and Financial Highlights:

•	Obtained field acceptance of PECVD production systems

•	Received production order for IonSolar™ implant system

•	Expanded customer base for N-type solar boron diffusion system; world leader with over 800MW installed in production, research and pilot lines

•	Net revenue of $19.8 million ($12.8 million solar), up 186% from a year ago

•	Shipments of $11.7 million ($3.7 million solar)

•	Bookings of $11.2 million ($4.9 million solar)

•	Backlog of $28.5 million at September 30, 2014

•	Net loss of $3.2 million, or $0.33 per share

Fiscal Year 2014 Financial Highlights:

•	Net revenue of $56.5 million ($27.6 million solar), up 62% from a year ago

•	Shipments of $63.5 million ($32.9 million solar), up 138% from a year ago

•	Bookings of $61.3 million ($33.9 million solar), up 41% from a year ago

•	Net loss of $13.0 million, or $1.34 per share, compared to a net loss of $20.1 million, or $2.11 per share a year ago

Mr. Fokko Pentinga, Chief Executive Officer of Amtech, commented, “In fiscal 2014, we made meaningful headway as we delivered key technologies into the marketplace. We shipped PECVD and ion implant technologies to our industry-leading customers, received field acceptance on the PECVD shipments and a first production order for our ion implant technology solution. Additionally, we made excellent progress as we ramped up n-type cell production in San Antonio, Texas.”

Pentinga continued, “We have seen some strengthening in the solar market which resulted in improved year-over-year bookings growth and a lower loss per share and expect to participate in fiscal 2015 in selective capacity expansion opportunities given our superior technologies and products. In October, we announced our intent to acquire BTU International. The combination of our two businesses expands our technology portfolio in adjacent sectors within the thermal processing equipment industry. Plus, we look for our combined businesses to deliver consistent cash flow to support the ongoing investment in our solar technology solutions and products and Amtech’s long-term solar growth opportunity.”

Net revenue for the fourth quarter of fiscal 2014 totaled $19.8 million compared to $9.2 million in the previous quarter and $6.9 million in the fourth quarter of fiscal 2013. The increase is primarily due to favorable recognition of previously-deferred revenue resulting from increased customer acceptances, as well as a high level of revenue deferred in the previous quarter. Partially offsetting the increase were lower shipments during the fourth quarter of fiscal 2014.

Total customer orders were $11.2 million ($4.9 million solar) in the fourth quarter of fiscal 2014, an increase of 34% compared to total orders of $8.4 million ($0.1 million solar) in the same period a year ago.

At September 30, 2014, the Company’s total order backlog was $28.5 million, including $20.9 million in solar orders and deferred revenue. The effect of foreign exchange on backlog during the September quarter was a negative $2.3 million. Backlog includes deferred revenue and customer orders that are expected to ship within the next 12 months.

Gross margin in the fourth quarter of fiscal 2014 was 13%, compared to 18% in the previous quarter and 46% in the fourth quarter of fiscal 2013. The lower margins sequentially resulted primarily from the recognition of lower-margin products as well as lower shipment volume. Gross margin in the fourth quarter of fiscal 2013 reflected a high percentage of net revenue resulting from recognition of previously-deferred revenue. Selling, general and administrative (SG&A) expenses in the fourth quarter of fiscal 2014 were $4.9 million compared to $4.1 million in the preceding quarter, a 20% increase, resulting primarily from expenses relating to the pending merger with BTU International, Inc.

Research and Development (R&D) expense was $1.8 million in the fourth quarter compared to $1.4 million in preceding quarter. The increase in R&D expense is primarily due to lower recognition of grant funding during the fourth quarter of fiscal 2014.

Depreciation and amortization in the fourth quarter of fiscal 2014 was $613,000 compared to $591,000 in the third quarter of 2014.

Net loss for the fourth quarter of fiscal 2014 was $3.2 million, or $0.33 per share, compared to a net loss of $5.3 million, or $0.53 per share, in the preceding quarter and a net loss of $1.7 million or $0.18 per share in the fourth quarter of fiscal 2013.

Total unrestricted cash and cash equivalents at September 30, 2014 were $27.4 million, compared to $31.6 million at June 30, 2014, primarily due to losses from operations.

Conference Call

Amtech Systems will host a conference call and webcast today at 5:00pm ET to discuss fourth quarter and fiscal 2014 financial results. Those in the USA wishing to participate in the live call should dial (877) 317-6789. From Canada, dial (866)-605-3852, and internationally, dial (412) 317-6789. Request “Amtech” when connected to the operator. A replay of the call will be available one hour after the end of the conference call through November 28, 2014.  To access the replay please dial US toll free (877) 344-7529 and enter code 10056297. Internationally, dial (412) 317-0088 and use the same code.  A live and archived web cast of the conference call can be accessed in the investor relations section of Amtech's website at www.amtechsystems.com.

About Amtech Systems, Inc.

Amtech Systems, Inc. is a leading global provider of production and automation systems and related consumables used in fabricating solar cells, LEDs and semiconductor devices. These products are part of the circuitry, or electronic components, of many products including solar cells, computers, telecommunications devices, automotive products, consumer goods, and industrial automation and control systems. The Company's wafer handling, thermal processing and consumable products currently address the diffusion, oxidation, and deposition steps in the fabrication of solar cells, LEDs, semiconductors, MEMS and the polishing of newly sliced sapphire and silicon wafers. Amtech’s products are recognized under the leading brand names Tempress SystemsTM, Bruce TechnologiesTM, PR HoffmanTM, R2D AutomationTM and Kingstone Semiconductor. Amtech is leveraging its proven technology, established brands and strong industry presence to further expand its penetration into the large and growing solar, LED and semiconductor markets.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this press release is forward-looking in nature. All statements in this press release, or made by management of Amtech Systems, Inc. and its subsidiaries (“the Company” or “Amtech”), other than statements of historical fact, are hereby identified as “forward-looking statements” (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “should,” “would,” “expects,” “plans,” “anticipates,” “intends,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology.  Examples of forward-looking statements include statements regarding Amtech's future financial results, operating results, business strategies, projected costs, products under development, competitive positions and plans and objectives of the Company and its management for future operations.
We cannot guarantee that any forward-looking statement will be realized, although we believe that the expectations reflected in the forward-looking statements are reasonable. Achievement of future results is subject to risks, uncertainties and potentially inaccurate assumptions. The Form 10-K that we filed with the Securities and Exchange Commission for the year-ended September 30, 2013 listed various important factors that could affect Amtech’s future operating results and financial condition and could cause actual results to differ materially from historical results and expectations based on forward-looking statements made in this document or elsewhere by Amtech or on its behalf.  These factors can be found under the heading “Risk Factors” in the Form 10-K and investors should refer to them.  Because it is not possible to predict or identify all such factors, any such list cannot be considered a complete set of all potential risks or uncertainties.  Except as required by law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise.

Important Information For Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Amtech Systems, Inc. (“Amtech”) and BTU International, Inc. (“BTU”) intend to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), containing a joint proxy statement/prospectus, relating to the proposed merger. Amtech and BTU also intend to file other relevant documents relating to the proposed merger with the SEC. The proposals for the proposed merger will be made solely through the joint proxy statement/prospectus. BTU AND AMTECH URGE INVESTORS AND SHAREHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS THERETO) WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER PARTY WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMTECH, BTU AND THE PROPOSED MERGER.

Investors and shareholders of Amtech and BTU will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by BTU will be available free of charge on the investor relations portion of the Company’s website at www.btu.com. Documents filed with the SEC by Amtech will be available free of charge on the investor relations portion of the Amtech website at www.amtechsystems.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of BTU or Amtech. BTU and its directors and executive officers, and Amtech and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of BTU and Amtech common stock in respect of the proposed merger and the transactions contemplated thereby. Information about the directors and executive officers of BTU is set forth in the proxy statement for BTU’s 2014 annual meeting of stockholders, which was filed with the SEC on April 14, 2014. Information about the directors and executive officers of Amtech is set forth in the proxy statement for Amtech’s 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014. Investors and shareholders can obtain more detailed information regarding the direct and indirect interests of BTU’s and Amtech’s directors and executive officers in the proposed merger by reading the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available.

Contacts:

Amtech Systems, Inc. Bradley C. Anderson Chief Financial Officer (480) 967-5146 irelations@Amtechsystems.com	Christensen Investor Relations Patty Bruner (480) 201-6075 pbruner@christensenir.com

Condensed Consolidated Statements of Operations
(in thousands, except per share data)

	Quarters Ended		Years Ended
	September 30,		September 30,
	2014 (unaudited)	2013 (unaudited)	2,014	2,013

Revenues, net of returns and allowances	$19,822	$6,925	$56,501	$34,798
Cost of sales	17,165	3,766	44,581	26,833
Write-down of inventory	95	—	294	3,652
Gross profit	2,562	3,159	11,626	4,313

Selling, general and administrative	4,919	3,151	18,424	16,830
Research and development	1,848	1,539	6,291	6,594
Impairment and restructuring charges	-	-	-	883
Operating loss	(4,205)	(1,531)	(13,089)	(19,994)

Interest and other income (expense), net	(90)	(40)	40	147
Loss before income taxes	(4,295)	(1,571)	(13,049)	(19,847)

Income tax provision (benefit)	(645)	580	1,240	1,860
Net loss	(3,650)	(2,151)	(14,289)	(21,707)

Add: net loss attributable to noncontrolling interest	405	469	1,242	1,638
Net loss attributable to Amtech Systems, Inc.	$(3,245)	$(1,682)	$(13,047)	$(20,069)

Loss Per Share:
Basic loss per share attributable to Amtech shareholders	$(0.33)	$(0.18)	$(1.34)	$(2.11)
Weighted average shares outstanding	9,846	9,543	9,732	9,529

Diluted loss per share attributable to Amtech shareholders	$(0.33)	$(0.18)	$(1.34)	$(2.11)
Weighted average shares outstanding	9,846	9,543	9,732	9,529

Condensed Consolidated Balance Sheets
(in thousands)

	September 30,	September 30,
Assets	2,014	2,013
Current Assets
Cash and cash equivalents	$27,367	$37,197
Restricted cash	2,380	5,134
Accounts receivable
Trade (less allowance for doubtful accounts of $2,846 and $638 at	8,896	4,829
September 30, 2014 and September 30, 2013, respectively)
Unbilled and other	6,880	3,194
Inventories	16,760	22,001
Deferred income taxes	1,060	1,330
Refundable income taxes	-	7,580
Other	2,082	2,930
Total current assets	65,425	84,195

Property, Plant and Equipment - Net	9,752	11,066
Deferred income taxes - Long Term	1,300	1,260
Other Assets - Long Term	2,426	2,443
Intangible Assets - Net	2,678	3,502
Goodwill	8,323	8,481
Total Assets	$89,904	$110,947

Liabilities and Stockholders' Equity
Current Liabilities
Accounts payable	$6,003	$5,472
Accrued compensation and related taxes	4,269	3,778
Accrued warranty expense	628	1,454
Deferred profit	6,908	3,067
Customer deposits	4,992	11,253
Other accrued liabilities	5,346	10,140
Income taxes payable	4,990	6,170
Total current liabilities	33,136	41,334

Income Taxes Payable Long-Term	3,180	2,810
Total Liabilities	36,316	44,144

Stockholders' Equity
Common stock; $0.01 par value; 100,000,000 shares authorized;	-	-
shares issued and outstanding: 9,848,253 and 9,550,809
at September 30, 2014 and September 30, 2013, respectively	98	96
Additional paid-in capital	81,884	79,610
Accumulated other comprehensive loss	(5,790)	(4,556)
Retained deficit	(21,051)	(8,004)
Total stockholders' equity	55,141	67,146
Noncontrolling interest	(1,553)	(343)
Total Equity	53,588	66,803
Total Liabilities and Stockholders' Equity	$89,904	$110,947

Condensed Consolidated Statements of Cash Flows
(in thousands)

	Year Ended
	September 30,
	2,014	2,013
Operating Activities
Net loss	$(14,289)	$(21,707)
Adjustments to reconcile net loss to net
cash used in operating activities:
Depreciation and amortization	2,410	2,667
Write-down of inventory	294	3,652
Provision for allowance for doubtful accounts	1,304	169
Deferred income taxes	194	1,368
Non-cash share based compensation expense	795	2,472
Changes in operating assets and liabilities:
Restricted cash	2,662	(326)
Accounts receivable	(11,786)	10,629
Inventories	3,636	(221)
Accrued income taxes	6,849	(7,818)
Other assets	782	(360)
Accounts payable	766	(495)
Accrued liabilities and customer deposits	(10,805)	7,489
Deferred profit	6,107	(7,472)
Net cash used in operating activities	(11,081)	(9,953)

Investing Activities
Purchases of property, plant and equipment	(462)	(178)
Net cash used in investing activities	(462)	(178)

Financing Activities
Proceeds from issuance of common stock, net	1,136	26
Excess tax benefit (deficiency) of stock compensation	345	(264)
Net cash provided by (used in) financing activities	1,481	(238)

Effect of Exchange Rate Changes on Cash	232	840

Net Decrease in Cash and Cash Equivalents	(9,830)	(9,529)
Cash and Cash Equivalents, Beginning of Year	37,197	46,726
Cash and Cash Equivalents, End of Year	$27,367	$37,197